GMAC Mortgage

Exhibit I

Management's Assertion Concerning Compliance

With USAP Minimum Servicing Standards

March 19, 2004

As of and for the year ended December 31, 2003, GMAC Mortgage Corporation and its subsidiaries (the "Company") have complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP").

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policies in the amounts of $125,000,000 and $100,000,000, respectively.

David Applegate

David Applegate

Chief Executive Officer

GMAC Residential Holding Corp

Raplh Hall

Ralph Hall

Chief Operating Officer

GMAC Residential Holding Corp